Exhibit 4.1
DESCRIPTION OF SECURITIES
The following summarizes the material terms of the common stock and preferred stock of Perimeter Solutions, Inc. (“we,” “us,” “our,” and the “Company”) as set forth in our certificate of incorporation (the “Charter”) (including, without limitation, any certificates of designation that may govern the outstanding series of preferred stock) and our bylaws (the “Bylaws,” together with the Charter, the “Organizational Documents”). While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to applicable Delaware law and to the Organizational Documents.
Authorized Share Capital
Our authorized capital stock consists of 4,000,000,000 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”) and 20,000,000 shares of preferred stock of the Company, par value $0.0001 per share (“Preferred Stock”). Unless otherwise required, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders will be determined by a majority of the votes cast by the stockholders entitled to vote on the election. Holders of Common Stock will be entitled to receive proportionately any dividends as may be declared by the board of directors of the Company (the “Board”), subject to any preferential dividend rights of any series of preferred stock outstanding or that we may designate and issue in the future.
In the event of our liquidation, dissolution, or winding up, the holders of Common Stock will be entitled to receive proportionately our net assets available for distribution to stockholders after the payment in full of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of Common Stock will have no preemptive, subscription, redemption, or conversion rights. There will be no sinking fund provisions applicable to our Common Stock. The rights, preferences, and privileges of holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock outstanding or that we may designate and issue in the future.
Preferred Stock
The Board is authorized to direct us to issue shares of Preferred Stock in one or more series without stockholder approval. The Board will have the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.
The purpose of authorizing the Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of Preferred Stock other than the Series A Preferred Shares (as defined below) discussed below.
Series A Preferred Stock
As of November 20, 2024, 10,000,000 shares of Preferred Stock were designated as the Series A Preferred Stock (shares of such series, the “Series A Preferred Shares”).

As long as the Series A Preferred Shares are in issue and outstanding, no preferred shares ranking pari passu or senior to the Series A Preferred Shares will be issued by the Company, other than additional Series A Preferred Shares or other equity security interests issued with the consent of a majority of holders of the Series A Preferred Shares.
Each Series A Preferred Share is entitled to a preferred annual cumulative right to a dividend amounting to 6.5% (the “Regular Dividend Rate”) of its liquidation preference (the “Preferential Dividend”). The Preferential Dividend will be paid each year within three business days following the holding of the annual meeting of the Company’s shareholders (each, a “Preferential Dividend Payment Date”). On each Preferential Dividend Payment Date, 40% of the Preferential Dividend for such year (or 50% of the Preferential Dividend for such year if the Company paid a dividend on shares of Common Stock during the period since the last Preferential Dividend Payment Date) will be paid in cash and the remainder of the Preferential Dividend will be paid in kind, unless the Company elects to pay any additional portion of the Preferential Dividend in cash; provided that, (x) the Company will not be required to pay any portion of such annual Preferential Dividends in cash on a Preferential Dividend Payment Date to the extent that it or its subsidiaries are prohibited from paying such portion of the annual Preferential Dividend in cash under either (i) that certain senior credit facility agreement to which the Company and/or certain of its subsidiaries is a party (the “Senior Credit Agreement”) or (ii) that certain senior secured notes indenture to which the Company and/or certain of its affiliates is a party (the “Secured Notes”), and (y) in the event that the Company or its subsidiaries are so prohibited from paying all or a portion of such Preferential Dividends in cash as described in the foregoing clause (x), the Company will pay the maximum amount not prohibited by the Senior Credit Agreement or the Secured Notes in cash. If the Company fails to pay any portion of the cash portion of the Preferential Dividend for any reason in a given year by the Preferential Dividend Payment Date (including due to clause (x) of the immediately preceding sentence), then (i) the Preferential Dividend rate for such year (i.e., the year in which the Company fails to pay any portion of the cash portion of the Preferential Dividend Payment), but not necessarily the subsequent year, will increase to the interest rate being paid (whether default or not) at such time under the Senior Credit Agreement, plus 5% (the “Increased Dividend Rate”) and (ii) the Preferential Dividend Rate for the following year will be reset at the Regular Dividend Rate and will be subject to increase to the Increased Dividend Rate for such year (but not necessarily the subsequent year) if the Company fails to pay any portion of the cash portion of the Preferential Dividend Payment by the Preferential Dividend Payment Date for such year.
The Company may redeem the Series A Preferred Shares at any time prior to the earliest of (i) April 30, 2030, (ii) November 9, 2030, or (iii) upon the occurrence of a Change of Control (as defined in the Charter) (such date, the “Maturity Date”), at the Company’s sole option. The redemption price per share would be equal to the liquidation preference of the Series A Preferred Shares, plus any accrued and unpaid Preferential Dividend, if any. If the Company fails to redeem the Series A Preferred Shares at the Maturity Date, the Preferential Dividend rate will permanently increase to the interest rate currently being paid (whether default or not) under the Senior Credit Agreement, plus 10%.

As long as Series A Preferred Shares are issued and outstanding, the Company and its subsidiaries will not (a) enter into a credit agreement or (b) amend the Senior Credit Agreement, in each case, in a manner that would adversely affect the redemption rights of the Series A Preferred Shares by extending the maturity date under such credit facility beyond the Maturity Date or increase the restrictions on the Company’s ability to pay the cash portion of Preferential Dividends without the consent of holders owning a majority of the shares of Series A Preferred Shares. If, in any year, the Company fails to make any portion of the cash portion of any Preferential Dividend by the Preferential Dividend Payment Date, then, during the following year, the Company may not, without the consent of the holders of a majority of the outstanding Series A Preferred Shares, pay a cash dividend on the Common Stock until such time as the Company has paid the cash portion of the Preferential Dividend Payment for such following year (which cash portion of the Preferential Dividend Payment may be paid by the Company in advance of the Preferential Dividend Payment Date for, and at any time during, such following year). Such restrictions will not apply to any non-pro rata purchase, repurchase, or redemption of any equity securities of the Company or any of its subsidiaries. As long as Series A Preferred Shares are issued and outstanding, during the occurrence and continuance of a default by the Company to pay any Preferential Dividend (for the avoidance of doubt, the payment of any cash portion of the Preferential Dividend in kind in accordance with the terms of the Charter will not constitute a default by the Company), the approval of holders owning a majority of the outstanding Series A Preferred Shares will be required (i) for the declaration of dividends to the benefit of all other categories of capital stock issued and outstanding and (ii) for the purchase, repurchase, or redemption of any equity securities of the Company or any of its subsidiaries (other than pursuant to equity incentive agreements with employees).
Series A Preferred Shares are not entitled to vote, save for the matters provided for by the General Corporation Law of the State of Delaware (“DGCL”) and in the Charter.
Series A Preferred Shares are non-voting shares and are not included for the calculation of the quorum and majority at each meeting of Company shareholders, save for the matters provided for by the DGCL and the Charter.
The rights attached to the Series A Preferred Shares under the Charter will not be amended in a manner adverse to the Series A Preferred Shares without the consent of holders owning a majority of the Series A Preferred Shares.
Exclusive Forum
The Organizational Documents provide that, subject to limited exceptions and unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware are the exclusive forum for (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to its stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Organizational Documents (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Company governed by the internal affairs doctrine.
The forum selection provision in the Organizational Documents does not apply to establish the Court of Chancery of the State of Delaware as the forum for actions or proceedings brought to enforce a duty or liability created by the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our Organizational Documents provide that the federal district courts of the United States of America are, to the fullest extent permitted by law, the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While there can be no assurance that federal or state courts will determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our Bylaws provide that the federal district courts of the United States of America are, to the fullest extent permitted by law, the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Certain Anti-Takeover Matters
Certain provisions of the Organizational Documents and the DGCL could have the effect of delaying, deferring, or discouraging another party from acquiring the Company. These provisions encourage persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the Board rather than pursue non-negotiated takeover attempts. These provisions include the below summarized items.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Charter will provide that special meetings of the stockholders may be called only by the Board and not by our stockholders or any other person or persons. Our Organizational Documents prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. In addition, any stockholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our Bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or our management.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our Charter provides otherwise. Our Charter prohibits stockholder action by written consent (and, thus, requires that all stockholder actions be taken at a meeting of our stockholders).
Board of Directors Vacancies
Our Organizational Documents authorize only the Board to fill vacant directorships, including newly created seats. In addition, the number of directors constituting the Board may only be set by a resolution adopted by a majority vote of the entire Board. These provisions prevent a stockholder from increasing the size of the Board and then gaining control of such board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board and will promote continuity of management.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our Charter will not provide for cumulative voting.
Issuance of Undesignated Preferred Stock
Subject to the rights granted to the holders of Series A Preferred Shares, the Board has the authority, without further action by our stockholders, to issue up to 10,000,000 additional shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.
NYSE Listing
The Common Stock is currently listed on the New York Stock Exchange (the “NYSE”) under the symbol “PRM”. There is no assurance that the Company will be able to continue to satisfy the NYSE listing criteria. We do not intend for the Preferred Stock to be, listed for trading on any securities exchange or included in any automatic quotation system.
Transfer Agent and Registrar
The transfer agent and registrar for our capital stock is Computershare Trust Company, N.A.
Limitation of Personal Liability of Directors and Officers
The Charter provides that, to the fullest extent permitted by law, the Company has the power to provide rights to indemnification to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
The Bylaws provide that the Company will indemnify and hold harmless, to the fullest extent permitted by the DGCL as it presently exists or may later be amended, any director or officer of the Company who was or is made or is threatened to be made a party or is otherwise involved in any proceeding by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while serving as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees, judgments, fines ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred by such person in connection with any such proceeding.

Furthermore, the Bylaws provide that the Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Company would have the power to indemnify him or her against such liability under the provisions of the DGCL.
Under the DGCL, no such elimination of liability is permitted (i) for any breach of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividend or unlawful share purchase or redemption, or (iv) for any transaction from which the director derived an improper personal benefit.